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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                      ------------------------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of June 1998
                      ------------------------------------

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

                 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                                (41 22) 818-2999
               (Address and telephone number of executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  [X] Form 20-F                  [ ] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).
                        Yes [ ]                  No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ___________________ ).

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

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                                MFC BANCORP LTD.

                           1998 FIRST QUARTER REPORT
                                TO SHAREHOLDERS

                                 MARCH 31, 1998

                           FORWARD-LOOKING STATEMENTS

         Statements in this report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of MFC Bancorp Ltd., and its directors and officers, primarily with respect to the future market size and future operating performance of MFC Bancorp Ltd. and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.

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

                                MFC BANCORP LTD.

                           1998 FIRST QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose the Company's first quarter results for 1998. The Company is in the financial services business specializing in private and investment banking internationally. The Company's banking business is conducted by its wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank acquired in early February 1997. In the third quarter of 1997, the Company acquired Bank Rinderknecht AG ("BRA"), which was active in private banking and securities trading for Swiss and foreign customers since 1870. Following the acquisition, the Company merged BRA with the Bank. The Bank does not engage in commercial or real estate lending.

Private banking focuses on asset management, "securities brokerage" services and servicing the Bank's worldwide base of clients, including corporations, small to mid-sized institutions and high net-worth individuals. Investment banking services include providing finance and advisory services to clients with respect to corporate finance transactions and underwriting issuances of securities.

The Bank requires substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow the Bank to generate enhanced fee income without tying up significant amounts of its capital.

The Company also conducts proprietary investing/merchant banking activities, which consist of the Company using its own resources and expertise to invest for it own account. These activities concentrate on the identification and acquisition of control of undervalued assets and the development and realization of the full potential thereof. The Company invests globally with the objective of maximizing total return measured through both long-term appreciation and recognized gains.

In the first quarter of 1998, the Company continued to realize increases in revenues and earnings, primarily as a result of the growth in financial services fees and increased investing activities. The Company's personalized approach to client development for both its private and investment banking activities has continued to increase its client base. The Company will continue to focus on providing its clients with creative solutions through both its existing operations and strategic acquisitions and alliances.

The Company has established a solid foundation for its financial services business and looks forward to continued growth in 1998.

                                          Respectfully submitted,

                                          (Signed)
                                          M.J. Smith
                                          President
June 1998

                                MFC BANCORP LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                MFC BANCORP LTD.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                   MARCH 31, 1998    MARCH 31, 1998    MARCH 31, 1997
                                                   --------------    --------------    --------------
                                                   (U.S. Dollars)           (Canadian Dollars)
                                                    Information
                                                        Only
ASSETS
Cash and cash equivalents                          $       41,979    $       59,467    $       22,381
Securities                                                 47,754            67,649            57,188
Loans                                                      20,115            28,495            23,074
Receivables                                                26,162            37,061            22,863
Property held for sale                                      4,447             6,299             8,296
Notes receivable                                            6,196             8,777            16,346
Excess cost of net assets acquired                         14,006            19,841            18,239
Premises and equipment                                      1,886             2,671             1,023
Prepaid and other                                           3,777             5,350               725
                                                   --------------    --------------    --------------
                                                   $      166,322    $      235,610    $      170,135
                                                   ==============    ==============    ==============
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                           $       16,003    $       22,670    $        9,556
Accounts payable and accrued expenses                      26,823            37,997            16,629
Debt                                                       29,290            41,492            39,451
Accrued losses, claims and settlement expenses              3,710             5,256             8,968
                                                   --------------    --------------    --------------
                                                           75,826           107,415            74,604
Minority interest                                           1,964             2,782             2,705
Shareholders' equity
  Preferred stock                                              --                --            12,832
  Common stock                                             50,560            71,623            53,449
  Cumulative translation adjustment                        (1,071)           (1,519)              490
  Retained earnings                                        39,043            55,309            26,055
                                                   --------------    --------------    --------------
                                                           88,532           125,413            92,826
                                                   --------------    --------------    --------------
                                                   $      166,322    $      235,610    $      170,135
                                                   ==============    ==============    ==============

   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                   MARCH 31, 1998    MARCH 31, 1998    MARCH 31, 1997
                                                   --------------    --------------    --------------
                                                   (U.S. Dollars)         (Canadian Dollars)
                                                     Information
                                                        Only
Revenues
  Banking and financial services fees              $        7,546    $       10,794    $        2,293
  Investments                                              15,157            21,680            11,584
  Other                                                       224               321               260
                                                   --------------    --------------    --------------
                                                           22,927            32,795            14,137
Expenses
  Investments                                              13,156            18,819             8,610
  General and administrative                                3,985             5,700             3,454
  Interest                                                    863             1,234             1,246
                                                   --------------    --------------    --------------
                                                           18,004            25,753            13,310
                                                   --------------    --------------    --------------
Income before income taxes                                  4,923             7,042               827
Provision for income taxes                                    (69)              (98)              (20)
                                                   --------------    --------------    --------------
                                                            4,854             6,944               807
Minority interest                                              11                16                14
                                                   --------------    --------------    --------------
Net income                                         $        4,865    $        6,960    $          821
                                                   ==============    ==============    ==============
Earnings per share
  Basic                                            $         0.39    $         0.56    $         0.06
                                                   ==============    ==============    ==============
  Fully diluted                                    $         0.36    $         0.52    $         0.06
                                                   ==============    ==============    ==============
Weighted average number of shares
  outstanding (in thousands)                               13,956            13,956            12,518
                                                   ==============    ==============    ==============

   The accompanying notes are an integral part of these financial statements.



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

                                MFC BANCORP LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                MARCH 31, 1998    MARCH 31, 1997
                                                                --------------    --------------
Inflow (outflow) of cash and cash equivalents related to the following activities:
Operating
  Net income                                                    $        6,960    $          821
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Items not affecting cash
       Depreciation and amortization                                       357               313
       Loss (Gain) on sales of investments                                 397              (149)
       Gain on debt extinguishment                                          --            (1,137)
       Minority interest                                                   (16)              (14)
       Other                                                                74                41
                                                                --------------    --------------
                                                                         7,772              (125)
  Changes in current assets and liabilities
     Investments                                                         5,847            (1,170)
     Receivables                                                       (16,471)           (1,141)
     Properties held for sale                                              (17)              (19)
     Accounts payable and accrued expenses                              16,202            (2,408)
     Accrued losses, claims and unearned premiums                       (1,206)           (1,912)
     Other                                                                 (23)               25
                                                                --------------    --------------
                                                                        12,104            (6,750)
Financing
  Increase (decrease) in deposits                                       (6,801)            2,918
  Debt repayments                                                           --            (1,018)
  Issuance of shares                                                     1,255                --
  Other                                                                     --               254
                                                                --------------    --------------
                                                                        (5,546)            2,154
Investing
  Decrease (increase) in loans                                          13,307            (2,178)
  Purchase of subsidiaries, net of cash acquired                          (143)           11,592
  Other                                                                     64                --
                                                                --------------    --------------
                                                                        13,228             9,414
Exchange rate effect on cash and cash equivalents                       (2,541)               --
                                                                --------------    --------------
Increase in cash and cash equivalents                                   17,245             4,818
Cash and cash equivalents
  Beginning of period                                                   42,222            17,563
                                                                --------------    --------------
  End of period                                                 $       59,467    $       22,381
                                                                ==============    ==============

   The accompanying notes are an integral part of these financial statements.

                                MFC BANCORP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1998
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform with the current period presentation.

NOTE 2.  NATURE OF BUSINESS

The Company is in the financial services business and its principal activities focus on private and investment banking.

NOTE 3.  EARNINGS PER SHARE

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money".

NOTE 4.  REPORTING CURRENCY

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.4166 for period end purposes and U.S. $1.00 = Canadian $1.4304 for the three months ended March 31, 1997.

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and the financial condition of the Company for the three months ended March 31, 1998 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. In this document, unless the context otherwise requires, the "Company" refers to MFC Bancorp Ltd. and its subsidiaries and all references to monetary amounts are in Canadian dollars unless otherwise indicated. Selected financial information has also been provided in U.S. dollars for information purposes.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 1998

The Company operates in the financial services business, specializing in private and investment banking internationally. It also engages in proprietary investing/merchant banking activities for its own account. The Company conducts its banking activities through its wholly-owned subsidiary, MFC Merchant Bank S.A., which was acquired in February 1997. In addition, the Company acquired the MFC Securities group of companies and Bank Rinderknecht AG in the second and third quarters of 1997, respectively. As a result, the Company had new sources of revenue in the first quarter of 1998 as compared to the first quarter of 1997, which have had a substantial effect on the Company's operating results and financial position in the first quarter of 1998.

Revenues in the first quarter of 1998 increased by approximately 132% to $32.8 million from $14.1 million in the comparative quarter of 1997. In the current quarter, revenues from purchases and sales of investment securities increased to $21.7 million from $11.6 million in the comparative period. In the first quarter of 1998, revenues from banking and financial services fees increased to $10.8 million from $2.3 million in the comparative period of 1997.

Costs and expenses increased to $25.8 million in the three months ended March 31, 1998 from $13.3 million in the three months ended March 31, 1997. In the current quarter, costs from sales of investment securities increased to $18.8 million from $8.6 million in the comparative period. General and administrative expenses increased to $5.7 million in the current period from $3.5 million in the same period of 1997. Interest expense was $1.2 million during the three months ended March 31, 1998 and 1997, respectively.

Net earnings in the quarter ended March 31, 1998 increased to $7.0 million or $0.56 per share on a basic basis ($0.52 per share on a fully diluted basis) from $0.8 million or $0.06 per share on a basic and fully diluted basis in the same period of 1997. Increased revenues from investment securities and banking and financial services fees contributed to improved earnings in the current quarter, which were partially offset by increased expenses related to investment securities.

LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of selected financial information concerning the Company for the periods indicated:

                                                             MARCH 31,                   MARCH 31,
                                                     -------------------------   -------------------------
                                                        1998          1997          1998          1997
                                                     -----------   -----------   -----------   -----------
                                                           (U.S. Dollars             (Canadian Dollars
                                                     in thousands, except cash   in thousands, except cash
                                                          flow per share)             flow per share)
                                                         Information Only
Cash and cash equivalents                             $ 41,979      $ 16,168      $ 59,467      $ 22,381
Securities                                              47,754        41,312        67,649        57,188
Total assets                                           166,322       122,903       235,610       170,135
Accrued losses, claims and settlement expenses           3,710         6,478         5,256         8,968
Debt                                                    29,290        28,499        41,492        39,451
Shareholders' equity                                    88,532        67,056       125,413        92,826
Cash flow(1)                                             5,433           (92)        7,772          (125)
Cash flow per share                                       0.39         (0.01)         0.56         (0.01)

---------------

(1) From operating activities before changes in current assets and liabilities.

At March 31, 1998, the Company's cash and cash equivalents were $59.5 million, compared to $22.4 million at March 31, 1997. At March 31, 1998, the Company had securities of $67.6 million, compared to $57.2 million at March 31, 1997.

Operating Activities

Operating activities provided cash of $12.1 million in the three months ended March 31, 1998, compared to using cash of $6.8 million for the same period in 1997, primarily as a result of the increase in net income, a decrease in investments and an increase in accounts payable and accrued expenses. A decrease in investments provided cash of $5.8 million in the three months ended March 31, 1998, compared to an increase in investments using cash of $1.2 million in the three months ended March 31, 1997. An increase in accounts payable and accrued expenses provided cash of $16.2 million in the three months ended March 31, 1998, compared to a decrease in same using cash of $2.4 million in the three months ended March 31, 1997. An increase in receivables used cash of $16.5 million in the current period of 1998, compared to $1.1 million in the comparative period of 1997. During the first quarter of 1997, the Company recognized earnings of $1.1 million on the extinguishment of debt. The Company expects to generate sufficient cash flow from operations to meet its working capital requirements.

Financing Activities

Financing activities used cash of $5.5 million in the three months ended March 31, 1998, compared to providing cash of $2.2 million in the same period in 1997. In the first quarter of 1997, the Company used $1.0 million to reduce indebtedness. A decrease in deposits used cash of $6.8 million during the current period, compared to an increase in deposits providing cash of $2.9 million in the comparative period of 1997. Cash provided from the issuance of shares was $1.3 million in the three months ended March 31, 1998, as a result of shares issued under the Company's stock option plan.

Investing Activities

Investing activities provided cash of $13.2 million in the first quarter of 1998, compared to $9.4 million in the comparative period of 1997. The purchase of subsidiaries, net of cash acquired, used cash of $0.1 million in the current period, compared to providing cash of $11.6 million in the same period of 1997. During the first quarter of 1998, a decrease in loans provided cash of $13.3 million, compared to an increase in loans using cash of $2.2 million in the comparative period of 1997.

The Company anticipates that there will be further purchases of businesses or commitments to projects during 1998. To achieve its long-term goals of expanding its asset-base and earnings, both with respect to client services and proprietary investments, the Company may require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against its assets and/or the sale of assets.

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:            MFC BANCORP LTD.
             ------------------------------------

By:                  /s/ Michael J. Smith
             ------------------------------------
                 MICHAEL J. SMITH, PRESIDENT

Date:                    June 1, 1998
             ------------------------------------

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